UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

SHARPS COMPLIANCE CORP.
(Name of Subject Company — Issuer)

RAVEN HOUSTON MERGER SUB, INC.
(Name of Filing Persons — Offeror)

RAVEN BUYER, INC.
(Name of Filing Persons — Parent of Offeror)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

820017101
(CUSIP Number of Class of Securities)

Raven Houston Merger Sub, Inc.
c/o Raven Buyer, Inc.
11611 San Vicente Blvd Suite 800
Los Angeles, CA 90049
Attention: Angela Klappa, Chief Executive Officer and President
(310) 551-0101

Copies to:
Ari B. Lanin
Daniela Stolman
Gibson, Dunn & Crutcher LLP
2029 Century Park East, Suite 4000
Los Angeles, CA 90067
(310) 552-8500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on July 25, 2022 (as amended and supplemented, the “Schedule TO”), and relates to the offer by Raven Houston Merger Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Raven Buyer, Inc. (“Parent”), a Delaware corporation, to purchase all outstanding shares of common stock, par value $0.01 per share (individually, a “Share” and, collectively, the “Shares”), of Sharps Compliance Corp. (“Sharps”), a Delaware corporation, for $8.75 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 25, 2022 (together with any amendments and supplements thereto, the “Offer to Purchase”), and the related Letter of Transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

Except as otherwise set forth in this Amendment, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment by reference. This Amendment should be read together with the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to file herewith copies of exhibits that were indicated in the Schedule TO as to be filed by amendment.

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase, dated July 25, 2022.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)*	Summary Advertisement as published in the Wall Street Journal, dated July 25, 2022.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)*
Joint Press Release issued by Sharps Compliance Corp. and Aurora Capital Partners, dated July 12, 2022 (incorporated by reference from Exhibit 99.1 to the Schedule TO-C filed by Purchaser and Parent dated July 12, 2022).

(a)(5)(B)*	Press Release issued by Aurora Capital Partners, dated July 25, 2022.
(b)	Not applicable.
(d)(1)*
Agreement and Plan of Merger, dated as of July 12, 2022 by and among Raven Houston Merger Sub, Inc., Raven Buyer, Inc. and Sharps Compliance Corp. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Sharps with the SEC on July 13, 2022).

(d)(2)*	Amendment No. 1 to the Agreement and Plan of Merger, dated as of July 22, 2022 by and among Raven Houston Merger Sub, Inc., Raven Buyer, Inc. and Sharps Compliance Corp.
(d)(3)*	Confidentiality Agreement, dated as of May 9, 2022, 2022 by and between Revan Parent, Inc. and Sharps Compliance Corp.
(d)(4)**
Exclusivity Agreement, dated as of June 18, 2022, by and between Aurora Capital Partners Management VI L.P. and Sharps Compliance Corp, as amended by the Amendment to the Original Exclusivity Agreement, dated July 3, 2022.

(d)(5)*
Tender and Support Agreement, dated as of July 12, 2022, by and among Raven Buyer, Inc., Raven Houston Merger Sub, Inc., and certain directors and executive officers of Sharps Compliance Corp. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Sharps with the SEC on July 13, 2022).

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Exhibit Number	Description
(d)(6)**	Equity Commitment Letter, dated as of July 12, 2022, by and between Aurora Equity Partners VI L.P., Aurora Equity Partners VI-A L.P., Aurora Associates VI L.P., and Raven Buyer, Inc.
(d)(7)**	Limited Guaranty, dated as of July 12, 2022, by and among Aurora Equity Partners VI L.P., Aurora Equity Partners VI-A L.P., and Aurora Associates VI L.P., in favor of Sharps Compliance Corp.
(d)(8)*	Clean Team Agreement, dated May 9, 2022, between Raven Parent, Inc. and Sharps Compliance Corp.
(d)(9)**	Amendment dated as of July 3, 2022, to Exclusivity Agreement, dated as of June 18, 2022, by and between Aurora Capital Partners Management VI L.P. and Sharps Compliance Corp.
(g)	Not applicable.
(h)	Not applicable.
107**	Filing Fee Table.

*	Previously filed.
**	Filed herewith.

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SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 27, 2022	Raven Houston Merger Sub, Inc.

	By:	/s/ Angela Klappa
		Name:	Angela Klappa
		Title:	Chief Executive Officer and President

Raven Buyer, Inc.

	By:	/s/ Angela Klappa
		Name:	Angela Klappa
		Title:	Chief Executive Officer and President